White & Case LLP	Tel + 1 212 819 8200
1155 Avenue of the Americas	Fax + 1 212 354 8113
New York, New York 10036-2787	www.whitecase.com
November 6, 2006
VIA FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
110 F Street, N.E.
Washington, D.C. 20549

Attn:	Mr. Steven Jacobs Mr. Owen Pinkerton

Re:	iPayment, Inc. Registration Statement on Form S-4 (File No. 333-135959)
Dear Messrs. Jacobs and Pinkerton:
          On behalf of our client, iPayment, Inc., a Delaware company (the “Company”), please find attached hereto for review by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) revised pages to the Company’s Registration Statement on Form S-4 (the “Registration Statement”). The enclosed pages have been revised to respond to the comments of the Staff that were contained in your letter dated November 6, 2006 (the “Comment Letter”).
          Set forth below are the Company’s responses to the comments contained in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below in bold text and is followed by the Company’s response. The information included herein has been provided to us by management of the Company.
Audited Financial Statements
Note 2 – Summary of Significant Accounting Policies, page F-8
Impairment of Long-Lived Assets, page F-11
1.	We have read your response to prior comment 2 and note your basis for concluding that each merchant portfolio represents an intangible asset rather than each
ALMATY ANKARA BANGKOK BEIJING BERLIN BRATISLAVA BRUSSELS BUDAPEST DRESDEN DÜSSELDORF FRANKFURT HAMBURG HELSINKI HONG KONG ISTANBUL JOHANNESBURG LONDON LOS ANGELES MEXICO CITY MIAMI MILAN MOSCOW MUMBAI MUNICH NEW YORK PALO ALTO PARIS PRAGUE RIYADH SÃO PAULO SHANGHAI SINGAPORE STOCKHOLM TOKYO WARSAW WASHINGTON, DC

Securities and Exchange Commission November 6, 2006
merchant contract. Considering that the benefits from the acquisition of merchant processing portfolios tend to dissipate more rapidly in the earlier years due to attrition, please tell us how you concluded that the straight-line method of amortization is appropriate. It appears to us that an accelerated method of amortization would be a more appropriate way to allocate the cost of the merchant portfolios to the periods that will benefit from the relationship in accordance with paragraph 12 of SFAS 142.
          Response:
          Accelerated Method of Amortization
          Based on its experience in the credit card processing industry, the Company generally expects attrition in the charge volume of merchant portfolios each year. The Company is aware that a given annual percentage decline in charge volume (e.g., 15%) will lead to a larger absolute decline in charge volume in the early years than in later years, because the percentage is applied to a larger base in the beginning than towards the end. The Company reviews and evaluates the percentage decline on a case-by-case basis and notes that, in some instances, the historical data preceding the purchase is not readily available.
          The question of the appropriate amortization treatment of the Company’s merchant portfolios was raised by the Staff in two separate comment letters during the Staff’s review of the Company’s registration statement on Form S-1 in connection with its initial public offering (the “IPO”), which was completed in May 2003. In Comment #20 of its letter dated January 15, 2003, the Staff requested that the Company revise the footnote explanation its Form S-1 to clearly explain the “expected useful life or amortization periods of significant assets acquired, including intangible assets.” In addition, in Comment #10 of its letter dated February 25, 2003, the staff requested that the Company revise its footnote explanation in its Form S-1 to “disclose the types of intangible assets purchased, and supplementary tell us the basis of your expected useful life of seven years for each asset.” Following the completion of the comment process and at the time of the IPO, the Company noted in its MD&A section and on page F-12 of its financial statements included in its IPO prospectus that costs for acquired merchant portfolios were amortized using the straight-line method over an estimated useful life of seven years. The Company believes that it prepared the requested information and presented a satisfactory response to the Staff’s questions previously raised on this topic.
          Reason for Seven-Year Method
          In the years prior to the IPO, several companies in the credit card processing industry amortized their portfolios of merchant contracts on a straight-line basis over a useful life of more than seven years (usually, between 10 and 20 years). The Company believes that the current industry convention is to amortize on a straight-line basis and, with the exception of Heartland Payment Systems, Inc., this is the approach adopted by the companies that the Company considers its peers. As part of the IPO process, the Company evaluated the estimated life of its intangible assets, both independently and as a result of the Staff’s comments, and determined that

2

Securities and Exchange Commission November 6, 2006
the straight line method would be appropriate only if the estimated life of the intangible assets were shortened to assure that the recognition of the costs of revenues, represented by amortization of the intangible assets, better approximated the distribution of the expected revenues. By shortening the useful life of the intangible asset to seven years, the Company determined that it had accelerated the amortization of it’s portfolio of merchant contracts to a reasonable level that conforms with GAAP.
          In addition, the Company evaluates on a quarterly basis the carrying value of its portfolio of merchant contracts, in relation to their respective projected future undiscounted cash flows, to assess recoverability. An impairment loss is recognized if the sum of the expected net cash flows is less than the carrying amount of the portfolio being evaluated. The difference between the carrying amount of the portfolio being evaluated and the fair value, calculated as the sum of the expected cash flows discounted at a market rate, represents the impairment loss. The Company has evaluated the carrying value of its portfolio of merchant contracts as of the end of each of its fiscal years ended December 31, 2003, 2004 and 2005, and also as of September 30, 2006, and determined that no impairment charge was required.
          In order to support the Company’s use of the shortened seven-year life as materially accurate when compared to an accelerated amortization method, the Company has prepared an analysis to compare the annual variance of its amortization expense (per year), beginning in fiscal 2001 through Sept 30, 2006. For a given portfolio, adoption of an accelerated method (as proposed by the Staff), based on the Company’s historical volume attrition rate of approximately 15% per year, would yield the following amortization schedule over a 15-year period for a theoretical portfolio with $1,000 in annual cash flow, purchased for a price of $2,500:

Years	1	2	3	4	5	6	7	8	9-15
Annual Cash Flow	1,000	850	723	614	522	444	377	321	—

Accelerated Amort.	411	349	297	252	214	182	155	132	—

Straight Line Amort.	357	357	357	357	357	357	357	0	0

Amort. Difference	54	(8)	(60)	(105)	(143)	(175)	(202)	132	—

Difference (%)	15%	(2)%	(17)%	(29)%	(40)%	(49)%	(57)%	NM	—
     Based on the foregoing assumptions, when compared to the straight-line method, the accelerated method would lead to 15% more amortization in the first year, approximately the same amortization in the second year, and 17% less amortization in the third year. Due to the timing of the Company’s acquisitions, acquisitions in their first years have been largely offset by acquisitions in their second and third years, leaving the results very comparable under both methods.

3

Securities and Exchange Commission November 6, 2006
     Set forth below is a summary of the actual results under the Company’s current straight-line method and the accelerated method, during the period from January 1, 2001 through September 30, 2006. The acquisitions included in this analysis cover 90% of the Company’s total portfolio values. Attached as Exhibit A is a chart setting forth further details regarding the following computation.

	Amortization Expense (As Reported)
						2006 (9 months
(in thousands)	2001	2002	2003	2004	2005	ended 9/30/06)

Amortization Expense (as reported)	$529	$2,016	$3,515	$11,604	$31,217	$24,104

Amortization Expense (Proposed Method)	$589	$2,099	$3,340	$11,433	$30,546	$24,181

(Under) Over Expensed Amortization Expense	$(60)	$(83)	$175	$171	$671	$(77)

Effective tax rate	0%	0%	8%	40%	40%	40%

Net impact	$(60)	$(83)	$160	$103	$403	$(46)

Net income (as reported)	$(5,764)	$(2,009)	$14,966	$24,735	$33,387	$22,730

Net income (pro forma)	$(5,824)	$(2,092)	$15,126	$24,838	$33,790	$22,684

Shares Outstanding	n/a	n/a	13,131	16,545	17,049	n/a

EPS (As Reported)	n/a	n/a	$1.14	$1.50	$1.96	n/a

EPS (Pro Forma)	n/a	n/a	$1.15	$1.50	$1.98	n/a

Variance	n/a	n/a	$0.01	$—	$0.02	n/a

*	The Form 10-Q for the quarter ended September 30, 2006 has not been filed as of November 6, 2006
Conclusions
     Based on the foregoing analysis, the Company notes that the reduction in the useful life of the merchant contracts to seven years (as outlined in the Company’s correspondence with the Staff in connection with the IPO) results in very similar results to the adoption of accelerated method of amortization over 15 years. As a result, the adoption of accelerated amortization would not have resulted in any material change to the Company’s results of operations for any of the periods between January 1, 2001 through September 30, 2006.
     The Company recognizes that, in the future, the two methods could result in more significant differences if the timing and size of acquisitions by the Company are less evenly spaced than they have been in the past. Consequently, should the Staff consider it more appropriate, the Company would propose to change to the accelerated method outlined above beginning with its annual report on Form 10-K for 2006.
* * *

4

Securities and Exchange Commission November 6, 2006
     Please do not hesitate to contact Mark Mandel at (212) 819-8546 or Colin Diamond at (212) 819-8754 of White & Case LLP with any questions or comments regarding this letter.
Sincerely,
/s/  White & Case LLP
White & Case LLP
Attachment
cc: Clay M. Whitson, Chief Financial Officer, iPayment, Inc.

5

Exhibit A
iPayment Inc. & Subsidiaries
Amortization Expense Proposed vs. As Reported
as of Sept 30, 2006

	Amortization Expense (As Reported)
						2006 (9 months
(in thousands)	2001	2002	2003	2004	2005	ended 9/30/06)

Amortization Expense (as reported)	$529	$2,016	$3,515	$11,604	$31,217	$24,104

Amortization Expense (Proposed Method)	$589	$2,099	$3,340	$11,433	$30,546	$24,181

(Under) Over Expensed Amortization Expense	$(60)	$(83)	$175	$171	$671	$(77)

Effective tax rate	0%	0%	8%	40%	40%	40%

Net impact	$(60)	$(83)	$160	$103	$403	$(46)

Net income (as reported)	$(5,764)	$(2,009)	$14,966	$24,735	$33,387	$22,730 *

Net income (pro forma)	$(5,824)	$(2,092)	$15,126	$24,838	$33,790	$22,684

Shares Outstanding	n/a	n/a	13,131	16,545	17,049	n/a

EPS (As Reported)	n/a	n/a	$1.14	$1.50	$1.96	n/a

EPS (Pro Forma)	n/a	n/a	$1.15	$1.50	$1.98	n/a

Variance	n/a	n/a	$0.01	$—	$0.02	n/a

*	The Form 10-Q for the quarter ended September 30, 2006 has not been filed as of November 6, 2006

Exhibit A
iPayment Inc. & Subsidiaries
(in thousands)

		Purchased	Accumulated
Intangible Assets	Date of Acquisition	Portfolios	Amortization	Net
FDMS II	Jan-05	129,100	(23,054)	106,046
FDMS I	Jan-04	53,200	(17,100)	36,100
Chicago	Aug-02	11,911	(6,110)	5,800
iPi of CA	Aug-02	3,730	(2,531)	1,199
Petroleum Card Services	Jan-05	4,965	(887)	4,078
Transaction Solutions	Sep-04	3,800	(860)	2,940
First National Processing	Aug-01	4,420	(2,947)	1,473
CardPayment Solutions	Aug-03	3,700	(1,410)	2,290
CardSync	Sep-02	3,000	(1,536)	1,464
NPMG	Sep-05	2,083	(174)	1,909

	Total Tested	219,909	(56,609)	163,300

*Total Value of Porfolios (@3/31/06)		253,938	(72,531)	181,407

			Coverage	90.02%

*	As reported in March 31, 2006 Form 10-Q

Exhibit A

Amortization
Current 7 year Method
(in thousands)	Cost	Jan-01	Feb-01	Mar-01	Apr-01	May-01	Jun-01	Jul-01	Aug-01	Sep-01	Oct-01	Nov-01	Dec-01
FDMS II	$129,100	—	—	—	—	—	—	—	—	—	—	—	—	—
FDMS I	$53,200	—	—	—	—	—	—	—	—	—	—	—	—	—
Chicago	$11,911	—	—	—	—	—	—	—	—	—	—	—	—	—
iPi of CA	$3,730	—	—	—	—	—	—	44	44	44	44	44	44	266
Petroleum Card Services	$4,965	—	—	—	—	—	—	—	—	—	—	—	—	—
Transaction Solutions	$3,800	—	—	—	—	—	—	—	—	—	—	—	—	—
First National Processing	$4,420	—	—	—	—	—	—	—	53	53	53	53	53	263
CardPayment Solutions	$3,700	—	—	—	—	—	—	—	—	—	—	—	—	—
CardSync	$3,000	—	—	—	—	—	—	—	—	—	—	—	—	—
NPMG	$2,083	—	—	—	—	—	—	—	—	—	—	—	—	—

	219,909	—	—	—	—	—	—	44	97	97	97	97	97	529

		Jan-02	Feb-02	Mar-02	Apr-02	May-02	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02	Nov-02	Dec-02

FDMS II		—	—	—	—	—	—	—	—	—	—	—	—	—
FDMS I		—	—	—	—	—	—	—	—	—	—	—	—	—
Chicago		—	—	—	—	—	—	—	142	142	142	142	142	709
iPi of CA		44	44	44	44	44	44	44	44	44	44	44	44	533
Petroleum Card Services		—	—	—	—	—	—	—	—	—	—	—	—	—
Transaction Solutions		—	—	—	—	—	—	—	—	—	—	—	—	—
First National Processing		53	53	53	53	53	53	53	53	53	53	53	53	631
CardPayment Solutions		—	—	—	—	—	—	—	—	—	—	—	—	—
CardSync		—	—	—	—	—	—	—	—	36	36	36	36	143
NPMG		—	—	—	—	—	—	—	—	—	—	—	—	—

		97	97	97	97	97	97	97	239	275	275	275	275	2,016

		Jan-03	Feb-03	Mar-03	Apr-03	May-03	Jun-03	Jul-03	Aug-03	Sep-03	Oct-03	Nov-03	Dec-03

FDMS II		—	—	—	—	—	—	—	—	—	—	—	—	—
FDMS I		—	—	—	—	—	—	—	—	—	—	—	—	—
Chicago		142	142	142	142	142	142	142	142	142	142	142	142	1,702
iPi of CA		44	44	44	44	44	44	44	44	44	44	44	44	533
Petroleum Card Services		—	—	—	—	—	—	—	—	—	—	—	—	—
Transaction Solutions		—	—	—	—	—	—	—	—	—	—	—	—	—
First National Processing		53	53	53	53	53	53	53	53	53	53	53	53	631
CardPayment Solutions		—	—	—	—	—	—	—	44	44	44	44	44	220
CardSync		36	36	36	36	36	36	36	36	36	36	36	36	429
NPMG		—	—	—	—	—	—	—	—	—	—	—	—	—

		275	275	275	275	275	275	275	319	319	319	319	319	3,515

		Jan-04	Feb-04	Mar-04	Apr-04	May-04	Jun-04	Jul-04	Aug-04	Sep-04	Oct-04	Nov-04	Dec-04

FDMS II		—	—	—	—	—	—	—	—	—	—	—	—	—
FDMS I		633	633	633	633	633	633	633	633	633	633	633	633	7,600
Chicago		142	142	142	142	142	142	142	142	142	142	142	142	1,702
iPi of CA		44	44	44	44	44	44	44	44	44	44	44	44	533
Petroleum Card Services		—	—	—	—	—	—	—	—	—	—	—	—	—
Transaction Solutions		—	—	—	—	—	—	—	—	45	45	45	45	181
First National Processing		53	53	53	53	53	53	53	53	53	53	53	53	631
CardPayment Solutions		44	44	44	44	44	44	44	44	44	44	44	44	529
CardSync		36	36	36	36	36	36	36	36	36	36	36	36	429
NPMG		—	—	—	—	—	—	—	—	—	—	—	—	—

		952	952	952	952	952	952	952	952	997	997	997	997	11,604

		Jan-05	Feb-05	Mar-05	Apr-05	May-05	Jun-05	Jul-05	Aug-05	Sep-05	Oct-05	Nov-05	Dec-05

FDMS II		1,537	1,537	1,537	1,537	1,537	1,537	1,537	1,537	1,537	1,537	1,537	1,537	18,443
FDMS I		633	633	633	633	633	633	633	633	633	633	633	633	7,600
Chicago		142	142	142	142	142	142	142	142	142	142	142	142	1,702
iPi of CA		44	44	44	44	44	44	44	44	44	44	44	44	533
Petroleum Card Services		59	59	59	59	59	59	59	59	59	59	59	59	709
Transaction Solutions		45	45	45	45	45	45	45	45	45	45	45	45	543
First National Processing		53	53	53	53	53	53	53	53	53	53	53	53	631
CardPayment Solutions		44	44	44	44	44	44	44	44	44	44	44	44	529
CardSync		36	36	36	36	36	36	36	36	36	36	36	36	429
NPMG		—	—	—	—	—	—	—	—	25	25	25	25	99

		2,593	2,593	2,593	2,593	2,593	2,593	2,593	2,593	2,618	2,618	2,618	2,618	31,217

		Jan-06	Feb-06	Mar-06	Apr-06	May-06	New Basis	May-06	Jun-06	Jul-06	Aug-06	Sep-06

						thru May 10		May 10-31
FDMS II		1,537	1,537	1,537	1,537	496	103,949	838	1,237	1,237	1,237	1,237		4,611
FDMS I		633	633	633	633	204	43,891	354	523	523	523	523		1,900
Chicago		142	142	142	142	46	14,654	118	174	174	174	174		425
iPi of CA		44	44	44	44	14	11,031	89	131	131	131	131		133
Petroleum Card Services		59	59	59	59	19	8,879	72	106	106	106	106		177
Transaction Solutions		45	45	45	45	15	11,630	94	138	138	138	138		136
First National Processing		53	53	53	53	17	10,733	87	128	128	128	128		158
CardPayment Solutions		44	44	44	44	14	10,030	81	119	119	119	119		132
CardSync		36	36	36	36	12	9,497	77	113	113	113	113		107
NPMG		25	25	25	25	8	5,359	43	64	64	64	64		74

		2,618	2,618	2,618	2,618	845		1,852	2,734	2,734	2,734	2,734		24,104

Exhibit A

Amortization
Assume 15% attrition
-1.36%
(in thousands)	Cost	Jan-01	Feb-01	Mar-01	Apr-01	May-01	Jun-01	Jul-01	Aug-01	Sep-01	Oct-01	Nov-01	Dec-01	NBV
FDMS II	$129,100	—	—	—	—	—	—	—	—	—	—	—	—
FDMS I	$53,200	—	—	—	—	—	—	—	—	—	—	—	—
Chicago	$11,911	—	—	—	—	—	—	—	—	—	—	—	—
iPi of CA	$3,730	—	—	—	—	—	—	(51)	(51)	(49)	(49)	(48)	(47)	$3,434
Petroleum Card Services	$4,965	—	—	—	—	—	—	—	—	—	—	—	—
Transaction Solutions	$3,800	—	—	—	—	—	—	—	—	—	—	—	—
First National Processing	$4,420	—	—	—	—	—	—	—	(60)	(59)	(59)	(58)	(57)	$4,127
CardPayment Solutions	$3,700	—	—	—	—	—	—	—	—	—	—	—	—
CardSync	$3,000	—	—	—	—	—	—	—	—	—	—	—	—
NPMG	$2,083	—	—	—	—	—	—	—	—	—	—	—	—

	219,909	—	—	—	—	—	—	(51)	(111)	(109)	(107)	(106)	(105)	(589)

		Jan-02	Feb-02	Mar-02	Apr-02	May-02	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02	Nov-02	Dec-02

FDMS II		—	—	—	—	—	—	—	—	—	—	—
FDMS I		—	—	—	—	—	—	—	—	—	—	—
Chicago	$11,911	—	—	—	—	—	—	—	(162)	(160)	(158)	(156)	(154)	$11,121
iPi of CA	$3,434	(47)	(46)	(46)	(45)	(44)	(44)	(43)	(43)	(42)	(41)	(41)	(40)	$2,913
Petroleum Card Services		—	—	—	—	—	—	—	—	—	—	—
Transaction Solutions		—	—	—	—	—	—	—	—	—	—	—
First National Processing	$4,127	(56)	(56)	(55)	(54)	(53)	(53)	(52)	(51)	(50)	(50)	(49)	(48)	$3,500
CardPayment Solutions		—	—	—	—	—	—	—	—	—	—	—
CardSync	$3,000	—	—	—	—	—	—	—	—	(41)	(40)	(40)	(39)	$2,840
NPMG		—	—	—	—	—	—	—	—	—	—	—

		(103)	(102)	(100)	(99)	(98)	(96)	(95)	(256)	(293)	(289)	(286)	(282)	(2,099)

		Jan-03	Feb-03	Mar-03	Apr-03	May-03	Jun-03	Jul-03	Aug-03	Sep-03	Oct-03	Nov-03	Dec-03

FDMS II	—	—	—	—	—	—	—	—	—	—	—	—
FDMS I	—	—	—	—	—	—	—	—	—	—	—	—
Chicago	$11,121	(152)	(150)	(148)	(146)	(144)	(142)	(140)	(138)	(136)	(134)	(132)	(130)	$9,432
iPi of CA	$2,913	(40)	(39)	(39)	(38)	(38)	(37)	(37)	(36)	(36)	(35)	(35)	(34)	$2,470
Petroleum Card Services		—	—	—	—	—	—	—	—	—	—	—
Transaction Solutions		—	—	—	—	—	—	—	—	—	—	—
First National Processing	$3,500	(48)	(47)	(46)	(46)	(45)	(45)	(44)	(43)	(43)	(42)	(42)	(41)	$2,968
CardPayment Solutions	$3,700	—	—	—	—	—	—	—	(50)	(50)	(49)	(48)	(48)	$3,455
CardSync	$2,840	(39)	(38)	(38)	(37)	(37)	(36)	(36)	(35)	(35)	(34)	(34)	(33)	$2,408
NPMG		—	—	—	—	—	—	—	—	—	—	—

		(278)	(274)	(270)	(267)	(263)	(259)	(256)	(303)	(299)	(295)	(291)	(287)	(3,340)

		Jan-04	Feb-04	Mar-04	Apr-04	May-04	Jun-04	Jul-04	Aug-04	Sep-04	Oct-04	Nov-04	Dec-04

FDMS II		—	—	—	—	—	—	—	—	—	—	—
FDMS I	$53,200	(725)	(716)	(706)	(696)	(687)	(677)	(668)	(659)	(650)	(641)	(632)	(624)	$45,119
Chicago	$9,432	(129)	(127)	(125)	(123)	(122)	(120)	(118)	(117)	(115)	(114)	(112)	(111)	$7,999
iPi of CA	$2,470	(34)	(33)	(33)	(32)	(32)	(31)	(31)	(31)	(30)	(30)	(29)	(29)	$2,095
Petroleum Card Services		—	—	—	—	—	—	—	—	—	—	—
Transaction Solutions	$3,800	—	—	—	—	—	—	—	—	(52)	(51)	(50)	(50)	$3,597
First National Processing	$2,968	(40)	(40)	(39)	(39)	(38)	(38)	(37)	(37)	(36)	(36)	(35)	(35)	$2,517
CardPayment Solutions	$3,455	(47)	(46)	(46)	(45)	(45)	(44)	(43)	(43)	(42)	(42)	(41)	(41)	$2,930
CardSync	$2,408	(33)	(32)	(32)	(32)	(31)	(31)	(30)	(30)	(29)	(29)	(29)	(28)	$2,043
NPMG		—	—	—	—	—	—	—	—	—	—	—

		(1,008)	(994)	(981)	(967)	(954)	(941)	(928)	(916)	(955)	(942)	(929)	(917)	(11,433)

		Jan-05	Feb-05	Mar-05	Apr-05	May-05	Jun-05	Jul-05	Aug-05	Sep-05	Oct-05	Nov-05	Dec-05

FDMS II	$129,100	(1,760)	(1,736)	(1,713)	(1,689)	(1,666)	(1,644)	(1,621)	(1,599)	(1,577)	(1,556)	(1,535)	(1,514)	$109,490
FDMS I	$45,119	(615)	(607)	(599)	(590)	(582)	(574)	(567)	(559)	(551)	(544)	(536)	(529)	$38,266
Chicago	$7,999	(109)	(108)	(106)	(105)	(103)	(102)	(100)	(99)	(98)	(96)	(95)	(94)	$6,784
iPi of CA	$2,095	(29)	(28)	(28)	(27)	(27)	(27)	(26)	(26)	(26)	(25)	(25)	(25)	$1,777
Petroleum Card Services	$4,965	(68)	(67)	(66)	(65)	(64)	(63)	(62)	(61)	(61)	(60)	(59)	(58)	$4,211
Transaction Solutions	$3,597	(49)	(48)	(48)	(47)	(46)	(46)	(45)	(45)	(44)	(43)	(43)	(42)	$3,051
First National Processing	$2,517	(34)	(34)	(33)	(33)	(32)	(32)	(32)	(31)	(31)	(30)	(30)	(30)	$2,135
CardPayment Solutions	$2,930	(40)	(39)	(39)	(38)	(38)	(37)	(37)	(36)	(36)	(35)	(35)	(34)	$2,485
CardSync	$2,043	(28)	(27)	(27)	(27)	(26)	(26)	(26)	(25)	(25)	(25)	(24)	(24)	$1,732
NPMG	$2,083	—	—	—	—	—	—	—	—	(28)	(28)	(28)	(27)	$1,972

		(2,732)	(2,695)	(2,658)	(2,622)	(2,586)	(2,551)	(2,516)	(2,482)	(2,476)	(2,443)	(2,409)	(2,376)	(30,546)

		Jan-06	Feb-06	Mar-06	Apr-06	May-06	New Basis	May-06	Jun-06	Jul-06	Aug-06	Sep-06

						thru May 10		May 10-31
FDMS II	$109,490	(1,493)	(1,473)	(1,453)	(1,433)	(456)	103,949	(960)	(1,404)	(1,385)	(1,366)	(1,348)		$97,486
FDMS I	$38,266	(522)	(515)	(508)	(501)	(159)	43,891	(405)	(593)	(585)	(577)	(569)		$41,162
Chicago	$6,784	(93)	(91)	(90)	(89)	(28)	14,654	(135)	(198)	(195)	(193)	(190)		$13,743
iPi of CA	$1,777	(24)	(24)	(24)	(23)	(7)	11,031	(102)	(149)	(147)	(145)	(143)		$10,345
Petroleum Card Services	$4,211	(57)	(57)	(56)	(55)	(18)	8,879	(82)	(120)	(118)	(117)	(115)		$8,327
Transaction Solutions	$3,051	(42)	(41)	(40)	(40)	(13)	11,630	(107)	(157)	(155)	(153)	(151)		$10,907
First National Processing	$2,135	(29)	(29)	(28)	(28)	(9)	10,733	(99)	(145)	(143)	(141)	(139)		$10,065
CardPayment Solutions	$2,485	(34)	(33)	(33)	(33)	(10)	10,030	(93)	(135)	(134)	(132)	(130)		$9,406
CardSync	$1,732	(24)	(23)	(23)	(23)	(7)	9,497	(88)	(128)	(127)	(125)	(123)		$8,906
NPMG	$1,972	(27)	(27)	(26)	(26)	(8)	5,359	(50)	(72)	(71)	(70)	(69)		$5,026

		(2,344)	(2,312)	(2,280)	(2,249)	(716)		(2,121)	(3,102)	(3,060)	(3,018)	(2,977)		(24,181)